Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):
   - A. ☐ Comptroller of the Currency
   - B. ☒ Board of Governors of the Federal Reserve System
   - C. ☐ Federal Deposit Insurance Corporation
   - D. ☐ Securities and Exchange Commission

2. Conducts business as:
   - A. ☐ Government Securities Broker
   - B. ☒ Government Securities Dealer
   - C. ☐ Government Securities Broker and Dealer

3. Filing status of notice:
   - A. ☐ Notice
   - B. ☒ Amendment

24007848

4. A. Full name of the financial institution Deutsche Bank AG, New York Branch

   B. Address of principal office of financial institution:

   1 Columbus Circle
   Address

   New York — NY — 10019
   City — State — Zip Code

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   Address

   City — State — Zip Code

   D. Mailing address if different from (B) or (C):

   Address

   City — State — Zip Code

   E. Name, title, and telephone number of contact person with respect to this notice:

Name	Title	Area Code / Phone Number
Chad Troester	Vice President	9046454923

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☒ Yes B. ☐ No

   (If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities
222 South Riverside Plaza	Chicago	IL	60606	Underwriting, trade and sales of govt securities
5022 Gate Parkway	Jacksonville	FL	32256	Underwriting, trade and sales of govt securities
1999 Avenue of the Stars	Los Angeles	CA	90067	Underwriting, trade and sales of govt securities
101 California Street	San Francisco	CA	94111	Underwriting, trade and sales of govt securities

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last / First / Middle	Title
Leonard, Christopher Robert	Managing Director
Atluri, Anil Kumar	Managing Director
Pengitore, Craig David	Managing Director
Eames, Adam McLendon	Managing Director
See page 4 for additional supervisors	

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 16 of Form G-FIN-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 on Page 22 of Form U-4?

A. ☐ Yes B. ☒ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. ***The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

Christopher Leonard
Name (First, Middle, Last)

Managing Director
Title

[signature]
Signature

09/16/2024
Date

5. Does the financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above?

Address	City	State	Zip Code	Describe Activties
1 Great Winchester Street	London	UK	EC2Y 9DB	Underwriting, trade and sales of govt securities
1-3-1 Azabudai, Minato-ku, Azabudai Hills Mori JP Tower	Tokyo	Japan	106-0041	Underwriting, trade and sales of govt securities
Avenida Brigadeiro Faria Lima 3900	Sao Paulo	Brazil	04538-132	Underwriting, trade and sales of govt securities

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name	Title
Vidra, Nir David	Managing Director
Dahlman, Jessica Lynne	Managing Director
Huang, Christie	Managing Director
Chadha, Guarang	Managing Director
Stergiou, Panayiotis	Managing Director
Barman, Riddhi	Managing Director
Paparelli, Dino	Managing Director
Segal, Svetlana	Managing Director
Cotler, Elina	Managing Director
Baker, Jeffrey	Managing Director
Goldbaum, Pedro	Managing Director
Agarwal, Shaishav	Managing Director
Cotrell, Sebastien	Managing Director
Kane, Gary	Managing Director
Scholl, Brooks	Managing Director
Fisher, Michael	Managing Director
Milou, Terry	Managing Director
Fishkin, Michael	Managing Director
Avila Bonastre, Francesc Xavier	Managing Director
Cunha, Ricardo	Managing Director
Driscoll, Gregory	Managing Director
Jalaly, Nizar	Director
Xu, Jia	Director
Reiss, Alexander Otto	Director
Chen, Yang	Director
Wasserman, Jared Scott	Director
Sirochinsky, Gregory	Director
Le, Quoc	Director
McNulty, Christopher	Director
Horvath, Ryan	Director
Takano, Manabu	Director
Marvin, Bradford	Director
Petisi, Alex	Director
Murphy, Dave	Director
Massa, Jeffrey	Director
Werba, John	Director
Jin, Kevin Yucheng	Vice President

Financial Institution: Deutsche Bank AG, New York Branch